

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2011

Via E-mail
Mr. Tom Paup
Chief Financial Officer
Arotech Corporation
1229 Oak Valley Drive
Ann Arbor, MI 48108

>   **Re: Arotech Corporation**
>   **Form PRE 14A**
>   **Filed June 13, 2011**
>   **File No. 000-23336**

Dear Mr. Paup:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed June 13, 2011

Proposal Number 3 – Quasi-Reorganization, page 7

1.   We refer to the resolution adopted by your Board of Directors to effect a quasi-reorganization of your financial statements to eliminate approximately $173 million deficit in retained earnings as of March 31, 2011 with a corresponding decrease in your balance sheet surplus account. Please clarify your statement on page 7 that the Board believes that the significant deficit in retained earnings hampers your potential for future success and limits your flexibility in taking actions that may be in the best interest of you and your stockholders. Please

describe why management believes this reorganization will mitigate these issues and the benefits that will result from this reorganization. In addition, please describe any impact that this reorganization could have on future periods.

2. We note that you attribute the significant deficit in retained earnings to the massive losses incurred in connection with the electric vehicle program and the consumer battery business prior to the shutdown of operations in 2002. Please revise to disclose the reason you believe it is appropriate to effect a quasi-reorganization at this time for losses incurred in fiscal 2002 and prior. Please also disclose how you reasonably expect to have profitable operations after quasi-reorganization.

3. Please disclose how you have evaluated and complied with each of the criteria in Section 210 of the Codification of Financial Reporting Polices.

4. We note that the quasi-reorganization will be effective September 30, 2011 and will involve the elimination of the deficit in retained earnings as of March 31, 2011 of approximately $173 million with a corresponding decrease in the surplus capital account on your balance sheet. Please tell us how you considered the guidance in FASB ASC 852-20-25 and 852-20-30, Section 210 of the Codification of Financial Reporting Polices, and SAB Topic 5-S, which requires the revaluation of assets and liabilities to fair value in a quasi-reorganization. Please note that net assets cannot be written-up as a result of the quasi-reorganization. Also clarify whether you have determined the adjustments necessary to revalue assets and liabilities.

5. Please revise to clarify your reference to "fresh start" in paragraphs 2 and 4 and whether this relates "Fresh Start Reporting" associated with financial reporting upon emergence from bankruptcy as described in FASB ASC 852-10-45.

6. Please tell us your consideration of the requirements of FASB ASC 852-20 and 852-740 for income taxes related to the quasi-reorganization.

7. Please tell us what consideration you gave to providing pro forma information for the quasi-reorganization. We reference the requirements of Rule 11-01(a)(8) of Regulation S-X that pro forma information is required when "consummation of other events or transactions has occurred or is probable for which disclosure of pro forma information would be material to investors."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin James at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Steve Skolnick, Lowenstein Sandler